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Attn: Joseph Kempf	Milan
Robert Littlepage

Re:    MarketWise, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on March 10, 2022
File No. 001-39405

To the addressees set forth above:

On behalf of our client, MarketWise, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated July 7, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 10, 2022 (the “2021 10-K”).

The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2021 10-K. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2021 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note 1. Organization
Description of Business and Basis of Presentation, page 79

July 20, 2022

1.In light of the fact that MarketWise, LLC continues to operate as a separate legal entity, it is unclear why you refer to it as a predecessor.  Please revise this characterization or advise us.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise disclosure of future filings to remove the reference to MarketWise, LLC as “predecessor for accounting purposes.”

2.     Summary of Significant Accounting Policies, page 80

2.We note you disclose the “consolidated financial statements include the accounts of MarketWise and its wholly owned subsidiaries.”  To avoid confusion, revise your consolidation policy footnote to clearly address the registrant's policies with respect to partially owned entities and entities consolidated on a basis other than ownership of a majority voting interest. The nature and terms of your arrangements, and your basis for consolidation under GAAP, should be transparent. Address in this disclosure:
•that MarketWise, Inc. is a holding company and has no material assets other than its ownership in MarketWise, LLC;
•the nature and percentage ownership interest held by MarketWise, Inc. in MarketWise, LLC;
•your basis under GAAP for consolidating MarketWise, LLC; and
•your consolidation of Stansberry Pacific Research, a VIE.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosure in future filings. Accordingly, the Company plans to update the future disclosures in Note 1 and Note 2 as follows (with proposed new disclosure in bold underlined text):

Note 1: Organization – Description of Business and Basis of Presentation

MarketWise, Inc. ("MarketWise," "the Company," "we," "us," or "our") is a holding company that has no material assets other than its ownership in MarketWise, LLC (formerly Beacon Street Group, LLC), and operates and controls all of the businesses and operations of MarketWise, LLC and its respective subsidiaries.

Note 2: Summary of Significant Accounting Policies – Basis of Consolidation

The accompanying consolidated financial statements include the accounts of MarketWise, Inc. and its subsidiary, MarketWise, LLC, a variable interest entity (“VIE”) for which MarketWise, Inc. is deemed to be the primary beneficiary.

MarketWise, Inc. is a holding company that owns a minority economic interest in MarketWise, LLC but, through its role as the managing member of MarketWise, LLC, controls all of the business and operations of MarketWise, LLC. Therefore, MarketWise, LLC and its subsidiaries are included in the Company’s consolidated financial statements. As of December 31, 2021, MarketWise, Inc. had a 7.83% ownership interest in MarketWise, LLC.

The Company determined that MarketWise, LLC is the primary beneficiary of a VIE, Stansberry Pacific Research, and therefore, the assets, liabilities, and results of operations of the VIE are included in the Company’s consolidated financial statements. For more information on Stansberry Pacific Research, see Variable Interest Entity below and also Note 15.

July 20, 2022

3.     Note 17. Shareholders’ Equity, page 110

3.Disclose the details of the MarketWise members' redemption rights associated with the units/Class B common stock, including the nature of any limitations on a cash redemption, and advise us in detail.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosure in future filings. Accordingly, the Company plans to update the future disclosures in Note 17 as follows (with proposed new disclosure in bold underlined text):

Class B Common Stock can be issued only to MarketWise Members, their respective successors and permitted transferees. Under the terms of the MarketWise Operating Agreement, and subject to certain restrictions set forth therein, the MarketWise Members are entitled to have their MarketWise Units redeemed or exchanged for shares of our Class A common stock, at our option. If redeemed for cash at the Company’s option, such cash would have to be generated through an offering of shares to the market such that there would not be any situation where there would be a net cash obligation to the Company for such redemption. Shares of our Class B common stock held by any such redeeming or exchanging MarketWise Member will be canceled for no additional consideration on a one-for-one basis with the redeemed or exchanged MarketWise Units whenever the MarketWise Members’ MarketWise Units are so redeemed or exchanged. The MarketWise Members may exercise such redemption rights for as long as their MarketWise Units remain outstanding. For more information, see also Item 13: Certain Relationships and Related Transactions, and Director Independence — MarketWise Unit Redemption Right included in our Annual Report.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 202-637-2257 or at William.Hackett@lw.com, or to my colleague, Christopher Clark, at 202-637-2374 or at Christopher.J.Clark@lw.com.

Sincerely,

/s/ William Hackett
William Hackett
of LATHAM & WATKINS LLP

cc:    Mark Arnold, Chief Executive Officer, MarketWise, Inc.
    Dale Lynch, Chief Financial Officer, MarketWise, Inc.
    Gary Anderson, General Counsel, MarketWise, Inc.
    Christopher J. Clark, Latham & Watkins LLP